Mail Stop 0308 							September 10, 2004

VIA U.S. MAIL AND FACSIMILE

Maxine Clark
Chairman of the Board
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

Re:	Build-A-Bear Workshop, Inc.
Registration Statement on Form S-1
File No. 333-118142, Filed August 12, 2004

Dear Ms. Clark:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. Also, please confirm that any preliminary prospectus that you circulate will disclose all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.

2. File as promptly as practicable all exhibits, particularly the legality opinion, as we will review them prior to granting effectiveness of the registration statement. We may have further comments upon review of the exhibits.
3. Please revise the text for the photographs to clarify what each picture represents and its relationship to your products. For example, explain that the photograph of the teddy bear in the parade is a Build-A-Bear teddy bear.
4. Substitute the word "customers" for "Guests" throughout the prospectus so that readers do not misunderstand what is meant.
5. Provide us with the industry publications from which you have obtained statistical data, and to which you refer on page 87. Mark the data you provide and key it to the statistics you have presented in the Business section.
Cover Page
6. Delete the phrase "Joint Book-Running Managers" from the cover page. You may, however, include this phrase, with a brief explanation, to describe the syndicate`s specific function, in the Underwriting section.

Table of Contents
7. Move the second paragraph beneath the Table of Contents to an appropriate location after the Risk Factors or incorporate the disclosure, to the extent material, in the summary or elsewhere in the prospectus. Also, relocate the paragraph on dealer prospectus delivery obligation to the outside back cover of the prospectus. Refer to Item 502(b) of Regulation S-K.

Prospectus Summary, page 1
8. Abridge the first paragraph in italics by deleting the disclosure on what "we," "our," and "us" refer to, since this is already clear from the context. Also, relocate the second, third, and fourth paragraphs that appear in italics.
9. Revise the summary to describe briefly the salient features of your business and the key aspects of this offering, and provide the detailed information on these aspects in the Business section. At present, the summary is too lengthy and repetitive of information that is disclosed later in the prospectus. For example, the Overview sub-section in the summary is repeated verbatim in the Business section, and much of the language in the Competitive Strengths and the Growth Strategy sub-sections in the summary and the Business section are identical. Delete the discussion of competitive strengths and growth strategies since it is more appropriate for the Business section.
Our Business, pages 1-2
10. Provide us with annotated third-party documentary evidence substantiating your claim that you are "the leading, and only national, company" in your field.
11. Delete the hybrid word "retail-tainment" as it is not a well-known expression, and does not convey any additional information about your business to your readers.
12. At present, the description of your business in the first two paragraphs has redundancies. For the sake of clarity, explain at the onset that your company is a mall-based retailer of "do-it-yourself" customized teddy bears. Also, condense the additional detail of your business into a brief, jargon-free description.
13. State the types of "event-based locations and sports venues" where you sell teddy bears.
14. To make the figures on the net sales per gross square foot of store space meaningful to investors, either provide the similar average figures in your industry or provide other comparative information, such as any change in average annual net sales per store during the last three fiscal years and any subsequent interim period.
15. Describe clearly and briefly the nature of the "targeted, integrated, multi-media marketing program" that you developed and tested in 2003, and what you mean by "a national rollout" of this program in 2004.

Summary Consolidated Financial and Operating Data, page 6
16. In a footnote to this table, please disclose what amounts are included in the "capital expenditures" line item. Please make this revision in the table of Selected Consolidated Financial and Operating Data beginning on page 22 as well.
Risk Factors, page 8
17. In the first paragraph in italics, revise the sentence "The risks and uncertainties described below are not the only ones we face" to make clear that you have identified all material risks known to you and anticipated by you at present.

General
18. Several of your risk factor headings, as illustrated in the partial list below, do not identify the precise nature of harm that may result to your company. Revise these risk factor headings so that each of them describes adequately the material adverse effect of that particular risk discussed.
* "Our future growth and profitability will depend in large part upon the effectiveness of our marketing," page 8.
* "We are subject to a number of risks associated with leasing our stores," page 13.
* "We are subject to regulations that impact our employees," page 14.
* "Portions of our business are subject to privacy and security risks," page 14.
* "There has not previously been any public market for our common stock," page 16.
"We may not be able to maintain our current comparable store sales growth," page 8.
19. Quantify in dollar terms the average decline in the level of your sales that your stores have experienced in their second and third years as compared to their first full year after opening.

"Our growth strategy requires us to open a significant number of new stores...," page 9.
20. Identify the locations of the two stores that you have closed. "We may not be able to operate successfully if we lose key personnel...," page 11.

21. If you have had any difficulties in attracting, retaining, and motivating senior management, key personnel, and qualified staff in the recent past, describe the difficulties. Also, state whether to your knowledge any senior management or key personnel has plans to retire from, disassociate with, or quit your company in the near future.
22. Disclose whether you have any key employee insurance policies.

"We rely on two vendors to supply substantially all of our merchandise...," page 11.
23. Since you are dependent on two vendors for the supply of your raw materials, identify them by name. Please refer to Item
101(c)(1)(iii) of Regulation S-K.

"Our failure to renew, register or otherwise protect our trademarks could have a negative impact...," page 13.
24. If you fail to protect your intellectual property rights, disclose the consequences to your operations and the remedial actions that would be necessary.
"We may have disputes with, or be sued by, third parties for infringement...," page 13.

25. It appears that you have received notifications of potential infringement of intellectual property rights of third parties. To the extent material, identify the parties, disclose the times of notification, and describe the claims, including a discussion of the alleged infringements and the settlement or judgment terms, if any, and other consequences of the claims at law and in equity.


"We depend heavily on our communications and information systems, which are vulnerable to systems failure," page 14.
26. If you have had any problems because of system failures, describe the problems, and the subsequent remedial and preventative measures you have undertaken.

"Terrorism and the uncertainty of future terrorist attacks or war may harm our operating results," page 14.

"We are subject to regulations that impact our employees," page 14.

"Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty," page 15.
27. These risks are generic to many, if not most, companies, and are not germane to your business or your offering. If you choose to retain these risk factor discussions, ensure to make them specific to your company, providing quantified disclosure wherever possible.
"We may suffer negative publicity...if our products are recalled or cause injuries," page 14.
28. Identify the products that you have been obliged to recall, and disclose the aggregate dollar amount you lost as a result of the recalls and any torts claims.

"The market price of our common stock may be materially adversely affected by market volatility," page 16.

"If our share price is volatile, we may be the target of securities litigation...," page 18.
29. Combine these two similar risk factors into a single, brief, and non-redundant discussion.
"Purchases of our common stock in this offering will be subject to immediate substantial dilution...," page 17.

30. Revise to compare the net book value per share after the offering to the initial offering price.

"Our certificate of incorporation and bylaws and Delaware law contain provisions that could discourage a takeover," page 17.
31. Revise your risk factor heading to disclose the actual risk to your shareholders, namely the risk that the anti-takeover provisions may prevent or frustrate attempts to replace or remove the current management of the company by shareholders, even if the takeover may be in their best interests.
Forward-Looking Statements, page 18
32. Delete the sentence: "All statements that are not historical facts...are forward-looking statements." You may, however, state to the effect that statements that reflect your current views with respect to future events and financial performance, and any other statements of a future or forward-looking nature are forward-looking statements for the purposes of the federal securities laws.
33. Your statement that words such as "will" are used to identify forward-looking statements is confusing since the term "will" generally implies more certainty. Please revise or advise.
34. Delete the references to Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act because those sections do not apply to forward-looking statements made in connection with an initial public offering.
Use of Proceeds, page 19
35. Provide a more meaningful description of "general corporate purposes," by breaking down the category into sub-components such as general and administrative expenses, and the like.
36. Quantify the approximate dollar amount of proceeds that you intend to use for each of the three purposes you have identified.
See Item 504 of Regulation S-K.

Capitalization, page 20
37. At a minimum, please fill in the pro forma column of the table in your next amendment. We are deferring our review of this section and the Dilution section until they have been completed. It is possible that we will have additional comments.

Selected Consolidated Financial and Operating Data, page 22
38. Please revise the introductory paragraph to this table to disclose that the audited financial statements for the fiscal years ended January 1, 2000 and December 30, 2000 were audited by accountants no longer in existence.
Management`s Discussion and Analysis

Overview, page 25
39. Expand this section to discuss known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail:
a. economic or industry-wide factors relevant to your company, and
b. material opportunities, challenges and risks in short and long term and the actions you are taking to address them.
Please refer to SEC Release No. 33-8350.
40. Provide the average dollar amount in net sales in fiscal year 2001 and fiscal year 2002 for stores open for the entire year.
41. Provide more detailed discussion to explain how you have achieved "economies" of your stores and improved "expense management."
42. Explain clearly what you mean by expecting to "leverage" your store-level operating expenses and your overhead expenses, and exactly how you plan on achieving these objectives.

Results of Operations, page 29
43. In circumstances where you describe more than one business reason for a significant change between periods in key financial data or indicators, quantify the incremental impact of each individual business reason on the overall change. For example, in your discussion on page 30 for the first half of fiscal year 2004 compared to the first half of the fiscal year 2003, you should quantify the:

* Increase in gross margin as a percentage of net retail sales as a result of "leverage" on occupancy costs as compared to lower product, supplies, warehousing, and distribution costs;

* Increase in dollar amount of selling, general, and administrative expenses as a result of increase in number of stores in operation as compared to higher central office expenses; and

* Decrease in selling, general, and administrative expenses as a percentage of total revenues as a result of "leveraging" central office expenses as compared to "leveraging" store payroll expenses;

Provide similar quantified information in your discussion of changes in aspects of operating results between other fiscal periods.

Non-GAAP Financial Measures, page 32
44. Please ensure that a cross-reference to this section is provided in each instance "store contribution" is disclosed.
45. Please disclose, in a footnote to the table or elsewhere, how
"store depreciation and amortization" and "general and administrative expense" as presented in this table has been calculated.

Seasonality and Quarterly Results, page 33
46. Please fill in this table in your next amendment. We are deferring our review of this section until it has been completed. It is possible that we will have additional comments.

Liquidity and Capital Resources, page 34
47. You state that "in fiscal 2005, we expect to spend a total of approximately $19.0 million to $21.0 million on capital expenditures..." Please support this assertion. Specifically please tell us what information, projections, facts or circumstances you have evaluated to arrive at this conclusion. Additionally please tell us if you have entered into any firm commitments related to these anticipated expenditures.
48. Disclose the risks and the potential effects on your costs, liquidity, and cash flows resulting from your ability or inability to amend your credit agreement.

Contractual Obligations and Commercial Commitments, page 36
49. As noted on page 50, please include all minimum payments required under your licensing and strategic relationships in the table.

Business
50. Throughout this section when you describe business partners, clarify whether there is a partnership agreement or other documentation of such relationship or use other terminology to describe the business relationship.

Overview, page 39
51. In the last paragraph in this sub-section, you refer to several "prestigious industry awards" you have received. For each award mentioned, disclose the criteria on which it was awarded, whether there was a competition among companies for that award, and the number of companies, if any, sharing the awards with you.
Our Mission, page 39
52. Consider deleting this sub-section as it is neither informative nor germane to the offering for your investors. However, you may state that your company has a "customer-centric organizational focus," by only if you provide the factual basis underlying such claim.

"We offer an exciting interactive shopping experiences," page 40.
53. Explain what you mean by "selective use of `Bearisms`" and provide examples of "custom-designed fixtures" and how they
"energize" customers.

"We have a broad and loyal Guest base," page 40.
54. Disclose the basis of your claim that you have a "loyal" customer base. For example, provide quantified disclosure on the number or percentage of "repeat" customers you have.
"We have strong merchandising expertise," page 41.
55. Explain what a "stock-keeping unit" is and how it differs from an inventory item.
"We provide a high level of Guest service through consistent execution," page 41.
56. Provide us annotated industry data evidencing your claim of your "above average employee retention rates."

"We have an attractive store economic model," page 42.
57. Explain in clear and simple language the process of "value engineering" and how this has reduced the average investment for your new stores.

"We have a highly experienced and disciplined management team," page
42.
58. Elaborate in reasonable detail on how you "strive to be a socially responsible citizen" in the communities where you operate.

Marketing, page 48
59. For each of the marketing programs you have discussed, consider stating the dollar amount spent for the last three fiscal years and any subsequent interim period.

International Franchises, page 52
60. Disclose the material terms of the master franchise agreement, including the initial franchise fee, the percentage of franchise fees that you receive and the term of the franchise agreement.

Management Information Systems and Technology, page 53
61. Explain how you are "implementing a new merchandise planning application," and differentiate between the "tactical and strategic information technology initiatives" you have taken.

Non-Store Properties, page 54
62. Identify the business activities for which you use the non-store properties.

Intellectual Property and Trademarks, page 54
63. Provide in this sub-section a list of the U.S. patents you hold or in-license. Discuss the duration and effect of the patents, trademarks or licenses you hold.

Executive Compensation

Stock Option Awards, page 61
64. Expand your discussion in the Option Grant table to describe the valuation methodologies used by the board of directors in reaching its conclusions concerning the market value of the underlying shares. Briefly describe how the methodologies supported the valuations that established the option exercise prices. If there is a substantial disparity between the option exercise prices and the proposed public offering price, alert investors to the disparity and quantify the effect of using the public offering price as the base to compute the potential option values using the 5% and 10% assumed rates of stock price appreciation. If you wish to provide the potential realizable values in the table using the assumed offering price as the base price, we will not object, if you explain this is a footnote. See
Section IV.C of SEC Release 33-7009.

Certain Relationships and Related Party Transactions, page 68
65. In the second sentence of the first paragraph, it appears that the code of ethics and charter provisions are currently in place, yet it appears based on the first sentence that these are procedures that you will adopt. Please clarify whether the code of ethics and charter provisions are currently in place.
66. Disclose the conversion ratio of the various classes of preferred stock to common stock, and clarify the price paid per share paid by insiders and their relative equity interest compared to the price per share of common stock offered in the initial public offering.

67. Throughout this section, disclose whether the terms of the related-party transactions obtained by the company or its predecessor were as favorable as could have been obtained from unaffiliated third parties.

Formation and Conversion to Corporation, page 68

Agreements with Investors, page 70
68. Clarify that preemptive rights do not apply to the issuance of new securities in a registered transaction.

Officer Loans, page 70
69. Disclose whether the lending terms of each of the loans extended to members of management were comparable to terms obtainable from loans to unaffiliated third parties.

Real Estate Management, page 71
70. Disclose the amount of the fixed monthly fees and the success fee.

Principal and Selling Stockholders, page 71
71. Identify the natural persons who exercise voting, investment, and dispositive control over the securities held of record by CP4
Principals, LLC and KCEP Ventures II, L.P.
72. Disclose any material relationships between the selling stockholders and the company during the past three years. Refer to
Item 507 of Regulation S-K.

Description of Capital Stock, page 74
73. In the first paragraph modify the sentence "This description is only a summary" to the effect that this summary contains all material terms of the securities that constitute your capital stock, and your charter and bylaws as they relate to anti-takeover provisions. Also confirm that you have disclosed the material terms of the registration rights agreement.

Preferred Stock, page 75
74. For each series of preferred stock outstanding, describe its voting and conversion rights.

Anti-Takeover Provisions of Delaware Law and Charter Provisions, page
77
75. State clearly that you included in the discussion all provisions of Delaware law and your charter that may limit the ability of another person or entity to acquire control of your company. Underwriting, page 82
76. With respect to the lock-up agreements, disclose the factors the representatives will consider before consenting to a transaction prohibited by those agreements.
77. Tell us and briefly disclose in the prospectus whether you intend to use any means of distributing or delivering the prospectus other than by hand or the mails, such as various means of electronic delivery. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than printed prospectuses, such as CD- ROMs, video cassettes, and so on, and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.
78. Specifically identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
Briefly describe any electronic distribution in the filing. Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, describe:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the manner and timing of funding of an account and payment of the purchase price.
79. In addition, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into such arrangements, promptly supplement your response.
80. Tell us whether you intend to have a directed share offering. If so, disclose in the prospectus the maximum number of common shares reserved for sale, and confirm whether the sale will be at the initial public offering price, whether the shares thus purchased will be subjected to lock-up restrictions, and whether any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Also, please provide us with all materials given to potential purchasers in the directed offering.
81. In addition, if you intend to engage in a directed share offering, supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Tell us whether directed share purchasers are required to establish accounts before the effective time, and, if so, whether any funds are put in newly established brokerage accounts before the effective date. Tell us how the procedures for the directed share program differ from the procedures for the general offering to the public. Finally, tell us how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.

Legal Matters, page 86
82. Clarify that Bryan Cave LLP has passed upon the validity of the securities offered.

Where You Can Find More Information, page 86
83. Delete the following sentence: "Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete." The disclosure regarding contracts, agreements and other material documents should be materially complete.
84. We note your representations that some of the information in the registration statement is based on information you obtained from sources "believed to be reliable" but that you have not verified and cannot guarantee the information. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Financial Statements

Consolidated Balance Sheets, Page F-3
85. In accordance with paragraph 42 of SFAS 142, please present all intangible assets as a separate line item in your consolidated balance sheets.
86. As noted on page F-22, please revise your balance sheet to present the promissory notes as a separate line item in stockholders` equity rather than netting them against additional paid-in capital. In addition, please disclose in greater detail the limited-recourse nature of each of the promissory notes. Please also tell us whether you expect these amounts to be repaid in full at maturity. If you have forgiven or intend to forgive all or a portion of the notes, please disclose this as well.

Consolidated Statements of Operations, page F-4
87. Under the guidelines of SAB Topic 6:B and in accordance with your use of the Two-Class Method of calculating earnings per share, it appears that the line item "Net income available to common stockholders" would be more appropriately titled "Net income available to common and participating preferred stockholders."
Please make this revision or tell us why your present disclosure is more appropriate. Additionally, please disclose separately, on the face of this statement, the amount of net income allocated to common stockholders and the amount allocated to participating preferred
stockholders.   Accordingly, please revise your disclosure of this
financial information presented elsewhere in this registration statement to coincide with these revisions.

Consolidated Statements of Stockholders` Equity, page F-5
88. Please supplementally provide us with your statement of stockholders` equity for the year ended December 30, 2000. In doing so, please show your activity up to April 3, 2000 separately from your activity after April 3, 2000. This will ensure that the April 3, 2000 adjustment between retained earnings and additional paid-in capital that is required by SAB Topic 4:B upon your conversion from a LLC to a C corporation is easy for us to recompute. If you have not made this adjustment, please amend your financial statements and related disclosures accordingly.

Note (1) Description of Business, page F-7
89. Given that you purchased the 49% minority interest of BABE on February 10, 2003, please tell us why no amount has been recorded as the minority interest share of BABE`s income or loss in your consolidated statements of operations for the fiscal years ended December 28, 2002 and January 3, 2004. Consider the need to clarify your disclosure if appropriate.

Note (2)(b) Pro Forma Presentation, page F-8
90. Please reconcile in table format between the numerators and denominators used in computing historical basic and diluted EPS and those used in computing pro forma EPS. In doing so, please present the impact of each class of preferred stock separately in the reconciliation. Please also expand your EPS information in Note (11) to show the impact of each class of preferred stock separately. This may be done by either revising the EPS reconciliation on page F-19 or adding a section just after that breaks out each of the combined preferred stock amounts shown and reconciles to the amounts shown in the table.

Note (2)(f) Property and Equipment, page F-8
91. Given the significance of leasehold improvements to total assets and to enable a user to better predict future depreciation expense, please quantify the period over which these assets are depreciated by disclosing either a range of useful lives or a weighted average useful life.
92. Please disclose the useful life over which you depreciate computer software. Additionally please tell us whether this software is internally developed or purchased. If internally developed, please disclose your accounting policy for capitalizing such costs.
93. Please disclose your policy for accounting for new store construction deposits.
94. Please revise your disclosure to clarify your accounting policy for tenant allowances. Please ensure that your revised disclosure includes the total amount of allowances received and the specific property and equipment assets these allowances are charged against. Supplementally, please tell us what these allowances are for and why your accounting treatment is appropriate.

Note (2)(i) Accrued Rent, page F-9
95. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments. Please tell us whether you have any leases that have these types of provisions. If you do, please disclose your accounting policy for these types of escalation clauses as well.

Note (2)(j) Franchises, page F-9
96. Please disclose the life of the franchise agreements.

Note (2)(k) Retail Revenue Recognition, page F-9
97. Please disclose what caused the $0.4 million difference between the increase in net sales ($1.1 million) and the increase in net income ($0.7 million) that resulted from the adjustment to deferred revenue. If you are deferring related expenses as well, please disclose how that amount was determined, the balance of deferred expenses at each balance sheet date and consider the need to revise your disclosure to clarify your accounting policy.

Note (2)(o) Advertising, page F-10
98. Please disclose why advertisement costs are not expensed the first time the advertising takes place. See paragraph 26 of SOP 93-
7. Please also supplementally tell us the authoritative guidance that supports your current policy of expensing costs over the period the advertising appears.

Note (2)(r) Stock-Based Compensation, page F-11
99. Supplementally please tell us the facts and circumstances surrounding the $59,219 of stock-based compensation you have recorded in the twenty-six week period ended July 3, 2004. Please ensure that your response details the instruments to which this expense relates, their characteristics that caused the expense and how you calculated the amount given your accounting policy.

Note (3) Impairment Charge, page F-13
100. Please disclose why it has taken so long to close the three stores identified as not meeting operating objectives, which are deemed to be impaired. Additionally please disclose when you anticipate finalizing the closure of the two remaining identified stores. Please disclose the facts and circumstances surrounding this impairment. Please disclose the composition of the amounts included in the other cash costs column, explain why these amounts have not yet been paid and explain when they will be paid.

Note (12) Stock Option Plan, page F-20
101. Please provide a supplemental schedule showing in chronological order, the date of grant, optionee, number of options granted, exercise price, the deemed fair value of the underlying common stock, and the amount of deferred compensation recognized for all options issued during fiscal year 2003 and to date. Please present issuances to employees separately from issuances to nonemployees. Provide the estimated IPO price. If your expected IPO price is more than your estimated fair value on which compensation expense was measured, supplementally explain in detail, the rationale supporting your estimate of fair value. Discuss and quantify the impact on your fair value of any events, which occurred between the dates the options were granted and the date the registration statement was filed to support a fair value below the proposed IPO price.
102. Please disclose the timing, nature, terms, value and reason for each issuance of options to nonemployees. Please also disclose the compensation expense recorded and the assumptions you used. The minimum value method is not appropriate for issuances to nonemployees.

Note (13) Stockholders` Equity, page F-22
103. Supplementally, please clarify for us your accounting treatment for the convertible redeemable preferred stock issued on April 5, 2000 (2,666,666 shares of Series A and B), under the guidelines of EITF 98-5 and the convertible redeemable preferred stock issued from September through December 2001 (3,467,337 shares of Series D), under the guidelines of EITFs 98-5 and 00-27. Please ensure that your response includes your evaluation of the conversion feature, including how you valued the underlying stock into which these shares are convertible.

Note (17) Segment Information, page F-24
104. Please disclose the information required by paragraph 26 of SFAS
131.
105. In disclosing the tabular segment information, please follow the guidelines of paragraph 32 of SFAS 131. Specifically, please provide a reconciliation of the total segments` net sales to external customers to your total consolidated net sales. At present, net sales to external customers for the year ended January 3, 2004 equals your total consolidated net sales reported on your statement of operations; however, you then report intersegment revenue of $1,524,850. It is not clear to us how this intersegment revenue is eliminated in consolidation.

Item 15.  Recent Sales of Unregistered Securities, page II-2
106. For each of the issuances of unregistered securities discussed, state the specific facts relied upon in the particular case to make the stated exemption available.
107. For each issuance of securities, disclose both the aggregate and per share price, along with the amounts of each form of consideration received. In doing so, please ensure that you also separately disclose each issuance of options and warrants, along with their terms, fair values and reason for issuance. Please also present issuances to nonemployees separately from issuances to employees.


*	*	*	*	*


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Hoffmeister, Staff Accountant, at (202) 942-1988, or Rufus Decker, Assistant Chief Accountant, at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 942-1776, or Ellie Quarles at (202) 942-1859, or me at (202) 942-1900 with any other questions.



Sincerely,




H. Christopher Owings
Assistant Director



cc.	James H. Erlinger III, Esq.
	Bryan Cave LLP
	One Metropolitan Square
	211 North Broadway, Suite 3600
	St. Louis, Missouri 63102-2750















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